Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 8, 2017

Supplementing the Preliminary Prospectus Supplement, dated June 8, 2017

Registration No. 333-201463

HCA Inc.

$1,500,000,000 5.500% Senior Secured Notes due 2047

Pricing Supplement

Pricing Supplement dated June 8, 2017 to HCA Inc.’s Preliminary Prospectus Supplement dated June 8, 2017. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Use of Proceeds

The total size of the offering will be $1,500,000,000. The proposed use of proceeds has been updated to add that a portion of the proceeds will be used to redeem all $500,000,000 aggregate principal amount outstanding of HCA Inc.’s existing 8.00% Senior Notes due 2018. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

5.500% Senior Secured Notes due 2047

Issuer	HCA Inc.

Aggregate Principal Amount	$1,500,000,000

Title of Security	5.500% Senior Secured Notes due 2047

Maturity	June 15, 2047

Spread to Treasury	264 basis points

Benchmark Treasury	UST 3.000% due June 15, 2047

Coupon	5.500%

Public Offering Price	100.000% plus accrued interest, if any, from June 22, 2017

Yield to Maturity	5.500%

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2017

Record Dates	June 1 and December 1 of each year

Gross Proceeds	$1,500,000,000

Net Proceeds to Issuer before Expenses	$1,485,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BV0 ISIN: US404119BV04

Optional Redemption	Prior to December 15, 2046, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i)	100% of the aggregate principal amount of the notes to be redeemed, and

(ii)	an amount equal to sum of the present value of (i) the payment on December 15, 2046 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through December 15, 2046 of interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after December 15, 2046, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	June 8, 2017

Settlement Date:	June 22, 2017 (T+10)

We expect that delivery of the notes will be made to investors on or about June 22, 2017, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Use of Proceeds	We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1,483 million.

We intend to use the net proceeds of this offering for general corporate purposes, which may include funding all or a portion of the purchase price of our previously announced acquisitions of certain hospitals, and the redemption of all $500,000,000 aggregate principal amount outstanding of our existing 8.00% Senior Notes due 2018. Pending such permanent application of the net proceeds of this offering, we may temporarily repay borrowings outstanding under our revolving credit facilities.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-201463)

Joint Book-Running Managers	Citigroup Global Markets Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers	Mizuho Securities USA Inc. Fifth Third Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 111717, emailing prospectus@citi.com or calling toll free 1-800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.